Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of XBP Global Holdings, Inc. (formerly XBP Europe Holdings, Inc.) on Form S-8, to be filed on or about September 12, 2025, of our report dated July 1, 2025, on our audits of the combined and consolidated financial statements of Exela Technologies BPA, LLC, Subsidiaries and Affiliates (now known as XBP Americas, LLC) (the “Company”) as of December 31, 2024 and 2023 and for each of the years then ended, which report was included in XBP Global Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A dated July 15, 2025. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

September 12, 2025